300 North LaSalle Chicago, Illinois 60654
Gerald T. Nowak, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2075		(312) 862-2200
gerald.nowak@kirkland.com	www.kirkland.com

December 6, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

	Re:	GSE Holding, Inc.
Amendment No. 3 to Registration Statement on Form S-1
(SEC File No. 333-175475), filed November 10, 2011

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 2, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment No. 3 to the Registration Statement filed November 23, 2011.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

Prospectus Cover Page

1.                                       We note that you have named additional underwriters on the prospectus cover page.  Please confirm that all the underwriters named on the prospectus cover page play the role of lead or managing underwriters. Otherwise, please revise the prospectus cover page to identify only the lead or managing underwriters. Please refer to Item 501(b)(8) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company confirms that all underwriters included on the cover page of the prospectus are managing underwriters. As such, the Company respectfully submits that Item 501(b)(8)(i) of Regulation S-K requires that each of Oppenheimer & Co., FBR, William Blair & Company, BMO Capital Markets and Macquarie Capital be listed on the outside front cover page of the prospectus.

Capitalization, page 39

2.                                       For component (c) of adjustment (1), please disclose why the issuance of shares of common stock pursuant to bonus letter agreements is resulting in the decrease of cash as well as how you determined the amount of cash that will be reduced. Please also address this comment in your pro forma financial statements.

Response:  In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has agreed to amend the executives’ sale bonus letter agreements to provide that 35% of the award is payable in cash and 65% of the award is payable in shares of common stock.  The amendments to the sale bonus letter agreements have been filed as Exhibits 10.60 through 10.65 to the Amendment.  In addition, the Company has provided additional disclosure in this regard on pages 13, 15, 17, 38, 40, 43, 48 and 53 of the Amendment.

Dilution, page 41

3.                                       In the penultimate sentence of the third paragraph, you state that new investors will experience immediate dilution in pro forma net tangible book value per share of $11.82.  However, in the table immediately following the third paragraph, you state that dilution per share to new investors will be $18.37. Please revise your dilution and risk factor disclosures to reconcile these figures and tell us how you calculated the $18.37 value.  In addition, in the last row of the table, there is a footnote reference, but there does not appear to be a corresponding footnote reference in the text below to clarify to which disclosure the footnote relates. Please correct this reference.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

4.                                       For adjustment 3(c), please also disclose whether you have reduced the deferred tax asset amount with a valuation allowance. If so, disclose the gross amount of the deferred tax asset and the related valuation allowance. If not, please address your consideration of whether a valuation allowance needs to be recorded.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 43 through 49 of the Amendment to reflect a full valuation allowance with respect to the deferred tax asset.

5.                                       For adjustment 4, please provide a reconciliation between your historical and pro forma weighted average common shares outstanding which clearly shows the impact of each of the factors you listed.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Amendment.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

6.                                       The estimated fair market value of your common stock increased from $4.76 per share at January 17, 2011 to an estimated IPO range of $13 to $15, which represents an increase in value of 173% to 215% in a ten month period. Your disclosures do not adequately address the factors that contributed to such a significant increase. You believe that the primary reason for the increase is due to continued improvement in your financial performance from 2010 to 2011. Please help us better understand how the improvement impacted the fair market value of your common stock as well as the estimated impact of this improvement on the value. For example, please tell us if your actual results subsequent to the valuation performed for your January issuances were better than what was reflected in preparing your valuation. If so, please help us understand the differences, the reasons for the differences, and the estimated impact of these differences. Please tell us if there are any other specific factors that resulted in the increase in value. For these additional factors, please also provide us with a detailed explanation of each of these factors as well as show the estimated impact of each factor on the fair market value of your common stock.

Response:  In response to the Staff’s comment, the Company supplementally responded to the Staff’s comment under separate cover on December 5, 2011 and has revised its disclosure on pages 85 and 86 of the Amendment.

Financial Statements

Notes to Financial Statements

Note 19, Subsequent Events, page F-41

7.                                       Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-41 of the Amendment.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:	Mark C. Arnold
GSE Holding, Inc.

Theodore A. Peto
Kirkland & Ellis LLP

Colin J. Diamond
White & Case LLP

Jim Westerman
BDO USA, LLP